Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

February 19, 2014	NR 14 - 4

Animas Encourages Shareholders to Tender Shares to GoGold Offer

• Shares must be tendered by February 28, 2014.

• Brokers asking for notice several days before deadline.

• Value of offer is now higher due to increase in GoGold share price.

Animas Resources Ltd. (TSXV: ANI) (“Animas”) would like to remind shareholders about the process for tendering their shares to the take-over bid by GoGold Resources Inc. (“GoGold”) that was mailed to Animas shareholders on January 23, 2014. All non-US shareholders should have received the tender documents in the mail now and brokers are set up to take instructions to accept the offer.

Animas reminds its shareholders to tender their shares as soon as possible because there is a process that various brokerage firms follow which takes days and if the shares are not tendered as soon as possible, shareholders may miss the Offer deadline of February 28, 2014.

Animas encourages all shareholders to:

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Give detailed instructions to their broker or Computershare.

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Read the documents carefully for instructions on how to tender the shares.

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Complete the instructions as soon as possible.

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Follow up with your broker to ensure your instructions have been followed.

Pursuant to GoGold’s offer (the “Offer”), holders of Animas Shares will receive $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Offer Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas Warrants, calculated using the Offer Price, rounded down to the nearest whole GoGold Share. Today’s estimated value of the offer is approximately $0.19 per Animas share.

The board of directors of Animas has unanimously recommended that holders of Animas Shares and holders of Animas Warrants (collectively, the “Securityholders”) deposit their Animas Shares and Animas Warrants to the Offer. Shareholders holding approximately 63.7% of the issued and outstanding Animas Shares (approximately 66.9% on a fully-diluted basis) have agreed to deposit or cause to be deposited their Animas Shares to the Offer.

The Offer Price represents a premium of approximately:

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275% over the closing price of the Animas Shares on the TSX-V on December 6, 2013 and 289% over the 20-day volume-weighted average closing price of the Animas Shares as at December 6, 2013; and

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88% over the closing price of the Animas Shares on the TSX-V on December 27, 2013 and 138% over the 20-day volume-weighted average closing price of the Animas Shares as at December 27, 2013.

Benefits of the Offer:

For Securityholders, in addition to the above-noted significant premiums, the proposed offer will represent:

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Ongoing participation in the exploration and development of the Santa Gertrudis Project;

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Enhanced liquidity for Securityholders in the form of cash and GoGold Shares;

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An opportunity to participate in the upside of GoGold’s Parral mine, which is expected to start production in 2014;

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An opportunity to enhance and accelerate development of the Santa Gertrudis Project through a dedicated team with a proven track record in Mexico; and

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A strengthened balance sheet to support growth strategies.

Important Information for Securityholders

Securityholders who wish to accept the Offer should ACCEPT the Offer by completing and duly executing the accompanying Letter of Acceptance and Transmittal (printed on BLUE paper) in accordance with the instructions set forth therein and depositing the completed Letter of Acceptance and Transmittal, together with the certificates representing the Animas Shares and/or Animas Warrants being deposited and all other documents required by the Letter of Acceptance and Transmittal, at one of the offices of Computershare Investor Services Inc. specified in the Letter of Acceptance and Transmittal prior to and in any event not later than the Expiry Time.

Alternatively, Securityholders whose Animas Shares and Animas Warrants are registered in the name of CDS may accept the Offer by following the procedures for book-entry transfer of Animas Shares and Animas Warrants set forth under “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the take-over bid circular. Securityholders whose certificates for Animas Shares and Animas Warrants are not immediately available may follow the procedures for guaranteed delivery set forth under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the take-over bid circular, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper).

About the Offer

Full details of the Offer are included in the take-over bid circular mailed today to Animas Securityholders.  The Offer will expire at 7:00 p.m. (Toronto time) on February 28, 2014 (the “Expiry Time”), unless otherwise extended or withdrawn.  The Offer is conditional on, among other things (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Animas Shares and Animas Warrants that constitutes at least 66⅔% of the issued and outstanding Animas Shares (calculated on a fully-diluted basis) at the Expiry Time, (ii) the shareholder rights plan of Animas being waived, invalidated or cease traded and no shareholder rights plan or similar plan of Animas in force or existence, (iii) none of the lock-up agreements having been terminated in accordance with their terms, (iv) the receipt of all necessary regulatory approvals and third-party consents, (v) that GoGold shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Animas Shares or the Animas Warrants to GoGold, and (vi) there being no untrue statements or omissions in Animas’ public disclosure.  Once the 66⅔% acceptance level is met, GoGold intends, but is not required to, take steps to acquire all of the outstanding Animas Shares and other convertible securities or rights to acquire Animas Shares.

The Animas board of directors requests that Securityholders accept the Offer by completing and duly executing the Letter of Acceptance and Transmittal (printed on BLUE paper) included in the mailing package as soon as possible.

Forward-Looking Statement

This press release contains “forward-looking information” which may include, but is not limited to, statements with respect to the Directors’ Circular, plans, projections, estimates and expectations. Such forward-looking statements reflect Animas’ current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The factors which could cause actual results or events to differ materially from current expectations include, but are not limited to: actions taken by GoGold; actions taken by Animas’ shareholders in respect of the Offer; the possible effect of the Offer on Animas’ business; and other factors identified and in Animas’ filings with applicable Canadian securities regulatory authorities filed on SEDAR and available at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

The Securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to exemptions therefrom. This release does not constitute an offer to sell or a solicitation of an offer to buy of any of GoGold’s securities in the United States. This news release may contain “forward-looking information” as defined in applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the impact of the private placement and debt financing on GoGold and the Parral tailings project, and future plans and objectives of GoGold, constitute forward-looking information that involve various risks and uncertainties. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect, including, but no limited to, assumptions in connection with the continuance of GoGold and its subsidiaries as a going concern, general economic and market conditions, mineral prices, the accuracy of mineral resource estimates, and the ability to satisfy all conditions to funding of the second tranche under the credit agreement. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information. Important factors that could cause actual results to differ materially from GoGold’s expectations include exploration and development risks associated with GoGold’s projects, the failure to establish estimated mineral resources or mineral reserves, volatility of commodity prices, variations of recovery rates and global economic conditions. For additional information with respect to risk factors applicable to GoGold, reference should be made to GoGold’s continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, GoGold’s Annual Information Form. The forward-looking information contained in this release is made as of the date of this release.

About Animas

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

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Mark T. Brown, B. Comm. CA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.